

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 25, 2008

BY U.S. Mail and facsimile

Mr. Joseph F. Langston, Jr.
Secretary
United Heritage Corporation
Suite 200, One Energy Square
4825 Greenville Avenue
Dallas, Texas 75206

> **Re:** **United Heritage Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed February 20, 2008**
> **Information Statement on Schedule 14C**
> **Filed March 4, 2008**

Dear Mr. Langston:

We have reviewed your filings and have the following comments. We will issue additional comments, if any, on your filings under the Securities Exchange Act of 1934 under separate cover. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Statement on Schedule 14C filed March 4, 2008

General

1.   We note your response to our prior comment 2 and reissue it in part. Please update your disclosure in light of your receipt of a letter from the NASDAQ agreeing to continue your listing as described in the Form 8-K filed March 19, 2008.

Interests of Certain Persons in Matters Discussed in This Information Statement, page 2

2.   Address the interest Blackwood has in the various matters to be voted upon, or tell us why you believe that such disclosure is not required here.

Change of Control, page 2

3.   We note your response to our prior comment 5 and reissue it in part. Please update your disclosure throughout the Schedule 14C in light of your issuance of additional common stock to Blackwood Ventures as described in the Form 8-K filed March 17, 2008.

4.   Provide the total percentage of your common stock that Blackwood Ventures LLC will beneficially own if all of the warrants that have been or will be issued are exercised, including the warrants issued to DK True Energy and Blackwood Capital Limited.

5.   Your discussion of the managers of Blackwood Ventures appears to differ from that contained in the Schedule 13D filed on November 7, 2007. That filing identifies Messrs. Taylor-Kimmins, Kahn and Reissman as the managers. Please advise or revise your disclosure accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 3

6.   Expand footnote (2) to indicate the beneficial owners – i.e. person(s) having voting or investment power – of the shares held by Blackwood Ventures.

Introduction to Items 1 Through 11, page 4

7.   For each nonperson listed, indicate the person who would be the beneficial owner of the shares to be issued.

8.   For any item which pertains to a transaction with an affiliate, indicate how the terms of that transaction were determined and whether those terms were as favorable as would have been entered into with an unaffiliated third party.

Item 2, page 8

9.   We note your response to our prior comment 12, and that Applewood may be issued a total of 1,632,609 share of commons tock and GWB Consulting may be issued a total of 1,000,000 shares of common stock. However, on the chart on page 5 you show different number of shares that may be issued to these entities. Please advise.

Item 5, page 11

10. Describe the consulting services to be provided "in the areas of corporate finance and management." Also, discuss the prior consulting services provided by Blackwood.

Item 12

Approve of a Change of the Company's Domicile from Utah to Delaware

Significant Differences between the Corporate Laws of Utah and Delaware, page 20

11. Pleas highlight to investors in the caption to this section that the reincorporation will also result in a change of the company's name to Glen Ross Petroleum Corp.

Closing Comments

As appropriate, please amend your information statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Joseph F. Langston, Jr.
United Heritage Corporation
March 25, 2008
Page 4

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Donna Levy at 202-551-3292 or, in her absence, me at 202-551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: D. Levy